UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      Dreyfus Premier Third Century Fund, Inc.
      (Formerly: Dreyfus Third Century Fund, Inc.)
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-2192

      Securities Act File Number: 2-40341

4(a). Last day of fiscal year for which this notice is filed:

         May 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
         the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Class A
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 3,909,281
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $ (8,968,019)
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ (2,093,196)
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii) $ (11,061,215)
            and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $
            [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi) Redemption credits available for use in future $ (7,151,934)
            years - if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

```
      (vii)  Multiplier for determining registration fee (See        x   .0001177
             Instruction C.9):                                          ------------

      (viii) Registration fee due (multiply Item 5(v) by Item        =$ 0
             5(vii) (enter "0" if no fee is due):                       ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                     +$    N/A
                                                                        -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                     =$      0
                                                                        =============
```

Class B

5.   Calculation of registration fee:

```
       (I)   Aggregate sale price of securities sold during the        $ 480,742
             fiscal year pursuant to section 24(f):                      ---------------

      (ii)   Aggregate price of securities redeemed or               $  (3,422,673)
             repurchased during the fiscal year:                       ---------------

      (iii)  Aggregate price of securities redeemed or               $  (4,226,195)
             repurchased during any PRIOR fiscal year ending no        ---------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii)       $   (7,648,868)
             and 5(iii):                                                 -------------

       (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)        $
             [subtract Item 5(iv) from Item 5(i)]:                        ---------------


      (vi)   Redemption credits available for use in future          $ (7,168,126)
             years – if Item 5(i) is less than Item 5(iv)              ---------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii)  Multiplier for determining registration fee (See        x   .0001177
             Instruction C.9):                                          -----------

      (viii) Registration fee due (multiply Item 5(v) by Item        =$ 0
             5(vii) (enter "0" if no fee is due):                       ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that

were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ 0
                                                              =============

Class C
5. Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 418,262
            fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ (1,142,097)
            repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ (1,214,682)
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii) $ (2,356,779)
            and 5(iii):   --------------

     (v)   Net Sales – if Item 5(I) is greater than Item 5(iv) $
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi)   Redemption credits available for use in future $ (1,938,517)
            years – if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   x   .0001177
            Instruction C.9):   -------------

     (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
            5(vii) (enter "0" if no fee is due):   =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ 0

3

```
                                                             ============
```

Class R

5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 492,873
            fiscal year pursuant to section 24(f):   ------------

     (ii)   Aggregate price of securities redeemed or $ (21,332,445)
            repurchased during the fiscal year: --------------

    (iii)   Aggregate price of securities redeemed or $ (9,504,486)
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii) $ (30,836,931)
            and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi)   Redemption credits available for use in future $ (30,344,058)
            years - if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii)   Multiplier for determining registration fee (See   X   .0001177
            Instruction C.9):   --------------

   (viii)   Registration fee due (multiply Item 5(v) by Item   =$ 0
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
    were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
    before October 11, 1997, then report the amount of securities (number of shares or
    other units) deducted here: -0-. If there is a number of shares or other units that
    were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
    for which this form is filed that are available for use by the issuer in future fiscal
    years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):
                                                  +$ N/A
                                             ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:
                                               =$ 0
                                             =============

Class T

5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 217,780
            fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ (351,089)
            repurchased during the fiscal year: --------------

(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ (86,016) ---------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (437,105) ---------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ ---------------
(vi)	Redemption credits available for use in future years – if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$ (219,325) ---------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0001177 ---------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0 ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ 0
                                                              ==============

Class Z
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 19,525,867 ---------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (110,126,643) ---------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ (308,212,723) ---------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (418,339,366) ---------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ ---------------

    (vi)   Redemption credits available for use in future $(398,813,499)
           years – if Item 5(i) is less than Item 5(iv)   ---------------
           [subtract Item 5(iv) from Item 5(I)]:

   (vii)   Multiplier for determining registration fee (See   x .0001177
           Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                           +$ N/A
                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                         =$ 0
                                         =============

Total for All: **=$ 0**
                                         =============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
        depository:

        Method of Delivery:

            [X] Wire Transfer
            [ ] Mail or other means

SIGNATURES

      This report has been signed below by the following person on behalf of the issuer and
      in the capacity and on the date indicated.

      By (Signature and Title)*   /s/ Jeff Prusnofsky
                                Jeff Prusnofsky, Assistant Secretary

      Date: July 11, 2005
* Please print the name and title of the signing officer below the signature.